LION INDUSTRIES CORPORATION BERHAD (415-D)
(Formerly known as Lion Land Berhad)

A Member of The Lion Group

03007334

19 February 2003

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Attn : Ms Victoria C Choy

Dear Sirs

Re : Exemption No. 82-3342
Issuer : Lion Industries Corporation Berhad (Formerly known as Lion Land Berhad)

We enclose herewith the following documents for filing pursuant to exemption No. 82-3342 granted to Lion Industries Corporation Berhad (Formerly known as Lion Land Berhad) under rule 12g3-2(b) of the Securities Exchange Act of 1934:

a) General Announcement dated 17 February 2003, Re : Lion Corporation Berhad, Lion Land Berhad, Amsteel Corporation Berhad and Angkasa Marketing Berhad - Proposed Corporate and Debt Restructuring Exercises; and

b) General Announcement dated 18 February 2003, Re : Change of Name From Lion Land Berhad to Lion Industries Corporation Berhad.

c) A certified true copy of the Certificate of Incorporation on Change of Name from "Lion Land Berhad" to "Lion Industries Corporation Berhad" issued by the Companies Commission of Malaysia on 18 February 2003.

Please contact the undersigned if you have any query.

Yours faithfully
LION INDUSTRIES CORPORATION BERHAD
(Formerly known as LION LAND BERHAD)

WONG PHOOI LIN
Secretary

PROCESSED
MAR 19 2003
THOMSON FINANCIAL

c.c. Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, Malaysia.
Tel: (603) 21622155, 21613166 Fax: (603) 21623448

Form Version 2.0

General Announcement

Reference No MM-030217-62790

Submitting Merchant Bank (if applicable)	:	**RHB Sakura Merchant Bankers Berhad**
Submitting Secretarial Firm Name (if applicable)	:	-
* Company name	:	**Lion Land Berhad**
* Stock name	:	**LIONLND**
* Stock code	:	**4235**
* Contact person	:	**Kenneth Chow**
* Designation	:	**General Manager, Corporate Finance**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

LION CORPORATION BERHAD ("LCB")
LION LAND BERHAD ("LLB")
AMSTEEL CORPORATION BERHAD ("ACB")
ANGKASA MARKETING BERHAD ("AMB")

PROPOSED CORPORATE AND DEBT RESTRUCTURING EXERCISES

* **Contents :-**

The Board of Directors of LCB, LLB, ACB and AMB (collectively referred to as the "Lion Group") announce that the High Court of Malaya has granted orders pursuant to Section 64 of the Companies Act, 1965 confirming the proposed capital reconstruction exercises under the Lion Group's proposed corporate and debt restructuring exercises ("Proposed GWRS").

The completion of the Proposed GWRS remains conditional upon, *inter alia*, the approval-in-principle of the Kuala Lumpur Stock Exchange for the listing of and quotation for the new shares, warrants (applicable for ACB) and new shares to be issued pursuant to the exercise of the new warrants and conversion of redeemable cumulative convertible preference shares into new shares (applicable for AMB) under the Proposed GWRS.

Shareholders of LCB, LLB, ACB and AMB and potential investors are requested to refer to the Circulars to Shareholders of the Lion Group dated 9 January 2003 and the announcements dated 30 January 2003 and 5 February 2003 for further details of the Proposed GWRS.

This announcement is dated 17 February 2003.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

RHB Sakura Merchant Bankers Berhad (19663-P)

Form Version 2.0

General Announcement

Ownership transfer to **LLB** on **18-02-2003 05:32:07 PM**
Reference No **LL-030218-45EC7**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Lion Land Berhad**
* Stock name	:	**LIONLND**
* Stock code	:	**4235**
* Contact person	:	**Wong Phooi Lin**
* Designation	:	**Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

CHANGE OF NAME FROM LION LAND BERHAD TO LION INDUSTRIES CORPORATION BERHAD

* **Contents :-**

We refer to the announcement on 30 January 2003 on the approval by the shareholders of the Company for the change of the Company's name from Lion Land Berhad to "Lion Industries Corporation Berhad".

The Board of Directors of the Company is pleased to announce that the Companies Commission of Malaysia had on 18 February 2003 issued the Certificate of Incorporation on Change of Name of Company. Hence, the change of name of the Company to "Lion Industries Corporation Berhad" became effective on 18 February 2003.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

LION LAND BERHAD (415-D)

Secretary

18 FEB 2003

SURUHANJAYA SYARIKAT MALAYSIA
COMPANIES COMMISSION OF MALAYSIA

CERTIFIED TRUE COPY

WONG PHOOI LIN
MAICSA 7013812
Secretary

19 FEB 2003

BORANG 13
AKTA SYARIKAT 1965
[Seksyen 23 (2)]

No. Syarikat

415	D

PERAKUAN PEMERBADANAN ATAS PERTUKARAN NAMA SYARIKAT

Adalah diperakui bahawa

LION LAND BERHAD

yang telah diperbadankan di bawah Enakmen Syarikat 1917 / ~~Akta Syarikat 1965~~, pada 17 haribulan Mac 1924, sebagai sebuah syarikat Awam, pada 18 haribulan Februari 2003.

telah menukar namanya kepada

LION INDUSTRIES CORPORATION BERHAD

dan bahawa syarikat ini adalah sebuah syarikat Awam

dan adalah sebuah syarikat berhad menurut Syer

Diberi di bawah tandatangan dan meterai saya di Kuala Lumpur

pada 18 haribulan Februari, 2003.

ROGAYAH BTE MOHD. SAID
PENOLONG PENDAFTAR SYARIKAT
MALAYSIA

[Borang ini diterjemahkan oleh Peguam Negara, Malaysia, menurut Pemberitahu Undangan No. 12 tahun 1964: PN (SBK) 23 Pt. II, P.S. 7/81 Jld.2]

LION INDUSTRIES CORPORATION BERHAD (415-D)
(Formerly known as Lion Land Berhad)

A Member of The Lion Group

21 February 2003

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn : Ms Victoria C Choy

Dear Sirs

Re : Exemption No. 82-3342
Issuer : Lion Industries Corporation Berhad (Formerly known as Lion Land Berhad) ("LICB")

We enclose herewith a copy of the General Announcement dated 20 February 2003, Re: Notice of Book Closure in respect of the Capital Reconstruction Exercise for Lion Industries Corporation Berhad (Formerly known as Lion Land Berhad) for filing pursuant to exemption No. 82-3342 granted to LICB under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned if you have any queries.

Yours faithfully
LION INDUSTRIES CORPORATION BERHAD
(Formerly known as LION LAND BERHAD)

WONG PHOOI LIN
Secretary

c.c. Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

Form Version 2.0

General Announcement

Submitted by LLB on 20-02-2003 08:04:35 PM

Reference No LL-030220-71404

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Lion Industries Corporation Berhad (Formerly known as Lion Land Berhad)**
*	Stock name	: **LIONLND**
*	Stock code	: **4235**
*	Contact person	: **Wong Phooi Lin**
*	Designation	: **Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

NOTICE OF BOOK CLOSURE IN RESPECT OF THE CAPITAL RECONSTRUCTION EXERCISE FOR LION INDUSTRIES CORPORATION BERHAD (FORMERLY KNOWN AS LION LAND BERHAD) ("LICB")

* **Contents :-**

The Board of Directors of LICB wishes to announce the book closure date in relation to the capital reconstruction exercise for LICB which involves a capital reduction of RM0.25 in each existing issued and fully paid-up ordinary share of RM1.00 each in LICB and thereafter a capital consolidation on the basis of 4 ordinary shares of RM0.75 each into 3 ordinary shares of RM1.00 each credited as fully paid-up ("Capital Reconstruction Exercise").

Notice is hereby given that the Record of Depositors of LICB will be closed at 5.00 p.m. on Wednesday, 12 March 2003 ("Book Closure Date") for the purpose of determining shareholders of LICB whose shares will be subject to the Capital Reconstruction Exercise.

Notice is also hereby given that the LICB shares which will be subject to the Capital Reconstruction Exercise shall only be in respect of:

a) the LICB shares deposited into the depositor's securities account before 12.30 p.m. on Monday, 10 March 2003 in respect of shares exempted from mandatory deposit; and

b) the LICB shares transferred into the depositor's securities accounts before 4.00 p.m. on Wednesday, 12 March 2003 in respect of ordinary transfers.

To facilitate the recalling and cancellation of the existing LICB shares and the issuance of new consolidated shares, the trading of LICB shares will be suspended with effect from 9.00 a.m. on Thursday, 6 March 2003, which is 3 clear market days prior to the Book Closure Date and the suspension will continue until the Capital Reconstruction Exercise is completed. Hence, the last day for trading of LICB shares shall be Wednesday, 5 March 2003.

Shareholders of LICB and potential investors are requested to refer to the Circular to Shareholders issued by LICB on 9 January 2003 and the announcements dated 30 January 2003 and 17 February 2003 for further details of the Capital Reconstruction Exercise.

This announcement is dated 20 February 2003.

LION LAND BERHAD (415-D)